Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2021

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2021

TABLE OF CONTENTS

Page
Condensed consolidated interim statements of financial position	F-1
Condensed consolidated interim statements of comprehensive loss	F-2
Condensed consolidated interim statements of changes in equity	F-3-F-4
Condensed consolidated interim cash flow statements	F-5-F-6
Notes to the condensed consolidated interim financial statements	F-7-F-10

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2020	2021
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	16,831	17,484
Short-term bank deposits	5,756	48,083
Prepaid expenses	152	837
Other receivables	141	668
Total current assets	22,880	67,072

NON-CURRENT ASSETS
Property and equipment, net	1,341	1,136
Right-of-use assets, net	1,355	1,415
Intangible assets, net	21,714	21,706
Total non-current assets	24,410	24,257
Total assets	47,290	91,329

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	3,092	3,354
Accounts payable and accruals:
Trade	5,918	5,318
Other	1,440	1,071
Lease liabilities	191	174
Total current liabilities	10,641	9,917
NON-CURRENT LIABILITIES
Warrants	10,218	4,812
Long-term loan, net of current maturities	2,740	1,006
Lease liabilities	1,661	1,701
Total non-current liabilities	14,619	7,519
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,260	17,436

EQUITY
Ordinary shares	9,870	20,496
Share premium	279,241	335,887
Warrants	-	975
Capital reserve	12,322	12,972
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(277,987)	(295,021)
Total equity	22,030	73,893
Total liabilities and equity	47,290	91,329

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2020	2021	2020	2021
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,640)	(5,139)	(10,062)	(9,417)
SALES AND MARKETING EXPENSES	(182)	(330)	(357)	(484)
GENERAL AND ADMINISTRATIVE EXPENSES	(744)	(1,044)	(1,987)	(2,061)
OPERATING LOSS	(5,566)	(6,513)	(12,406)	(11,962)
NON-OPERATING EXPENSES, NET	(843)	(217)	(374)	(4,778)
FINANCIAL INCOME	35	130	175	247
FINANCIAL EXPENSES	(396)	(242)	(810)	(541)
NET LOSS AND COMPREHENSIVE LOSS	(6,770)	(6,842)	(13,415)	(17,034)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.03)	(0.01)	(0.07)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	220,317,889	669,138,994	198,277,447	614,780,845

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -  2

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	-	12,132	(1,416)	(247,966)	33,380
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2020:
Issuance of share capital, net	3,581	4,754	-	-	-	-	8,335
Employee stock options exercised	8	224	-	(224)	-	-	8
Employee stock options forfeited and expired	-	191	-	(191)	-	-	-
Share-based compensation	-	-	-	922	-	-	922
Comprehensive loss for the period	-	-	-	-	-	(13,415)	(13,415)
BALANCE AT JUNE 30, 2020	8,281	271,107	-	12,639	(1,416)	(261,381)	29,230

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2021:
Issuance of share capital and warrants, net	8,386	37,495	975	-	-	-	46,856
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options forfeited and expired	-	143	-	(143)	-	-	-
Share-based compensation	-	-	-	832	-	-	832
Comprehensive loss for the period	-	-	-	-	-	(17,034)	(17,034)
BALANCE AT JUNE 30, 2021	20,496	335,887	975	12,972	(1,416)	(295,021)	73,893

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -  3

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2020	4,907	267,140	-	12,488	(1,416)	(254,611)	28,508
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2020:
Issuance of share capital, net	3,373	3,859	-	-	-	-	7,232
Employee stock options exercised	1	20	-	(20)	-	-	1
Employee stock options forfeited and expired	-	88	-	(88)	-	-	-
Share-based compensation	-	-	-	259	-	-	259
Comprehensive loss for the period	-	-	-	-	-	(6,770)	(6,770)
BALANCE AT JUNE 30, 2020	8,281	271,107	-	12,639	(1,416)	(261,381)	29,230

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2021	18,731	321,920	975	12,616	(1,416)	(288,179)	64,647
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2021:
Issuance of share capital, net	1,581	12,516	-	-	-	-	14,097
Warrants exercised	184	1,444	-	-	-	-	1,628
Employee stock options exercised	-	3	-	(1)	-	-	2
Employee stock options forfeited and expired	-	4	-	(4)	-	-	-
Share-based compensation	-	-	-	361	-	-	361
Comprehensive loss for the period	-	-	-	-	-	(6,842)	(6,842)
BALANCE AT JUNE 30, 2021	20,496	335,887	975	12,972	(1,416)	(295,021)	73,893

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -  4

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2020	2021
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(13,415)	(17,034)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,112	3,977
Net cash used in operating activities	(12,303)	(13,057)

CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(23,751)	(58,000)
Maturities of short-term deposits	24,335	15,776
Purchase of property and equipment	(1)	(38)
Net cash provided by (used in) investing activities	583	(42,262)

CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	13,411	46,856
Exercise of warrants	-	10,907
Employee stock options exercised	8	7
Repayments of loans	(1,331)	(1,648)
Repayments of lease liabilities	(121)	(122)
Net cash provided by financing activities	11,967	56,000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	247	681
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,297	16,831
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(21)	(28)
CASH AND CASH EQUIVALENTS - END OF PERIOD	5,523	17,484

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -  5

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2020	2021
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	533	362
Exchange differences on cash and cash equivalents	21	28
Fair value adjustments of warrants	(250)	4,889
Share-based compensation	922	832
Warrant issuance costs	593	-
Interest and exchange differences on short-term deposits	(171)	(103)
Interest on loans	36	176
Exchange differences on lease liability	(8)	(26)
	1,676	6,158

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(146)	(1,212)
Decrease in accounts payable and accruals	(418)	(969)
	(564)	(2,181)
	1,112	3,977

Supplemental information on interest received in cash	300	39

Supplemental information on interest paid in cash	534	350

Supplemental information on non-cash transactions:
Acquisition of right-of-use asset	-	171

Exercise of warrants (portion related to accumulated fair value adjustments)	-	10,295

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F -  6

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.
General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.
Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2021, and for the six months then ended, were approved by the Board of Directors on August 15, 2021, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

F -  7

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2021 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of the COVID-19 pandemic on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 pandemic has spread to many countries throughout the world, including to the United States, Europe and Israel, where the Company currently manufactures its therapeutic candidates and conducts its clinical trials. The Company has previously experienced some recruitment delays from the deepening and extended impact of COVID-19 on its clinical trials; however, at present, the Company does not believe these delays will significantly impact its clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

F -  8

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

In September 2020, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility.

During the six months period ended June 30, 2021, the Company issued a total of 3,920,539 ADSs for total gross proceeds of $16.0 million. From the effective date of the agreement through the issuance date of this report, 7,381,101 ADSs were sold under the program for total gross proceeds of approximately $24.5 million, leaving an available balance under the facility of approximately $0.5 million as of the issuance date of this report.

NOTE 5 – UNDERWRITTEN PUBLIC OFFERING

In January 2021, the Company completed an underwritten public offering of 14,375,000 of its ADSs at a public offering price of $2.40 per ADS. The offering raised total gross proceeds of $34.5 million, with net proceeds of $31.4 million after deducting fees and expenses. In addition, warrants to purchase 718,750 ADSs were granted to the underwriters. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $3.00 per ADS.

The warrants have been classified as shareholders’ equity, with initial recognition at fair value on the date issued. The total issuance costs initially allocated to the warrants were recorded as an offset to share premium.

The fair value of the warrants on the issuance date was approximately $1.0 million, which was recorded as issuance costs, and computed using the Black and Scholes option pricing model, based upon the then current price of an ADS, a risk-free interest rate of approximately 0.45% and an average standard deviation of approximately 73.8%.

F -  9

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHAREHOLDERS’ EQUITY

As of December 31, 2020 and June 30, 2021, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2020	2021

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	349,169,545	696,748,668

	In USD and NIS
	December 31,	June 30,
	2020	2021

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	34,916,955	69,674,867

Issued and paid-up share capital (in USD)	9,869,795	20,496,207

F - 10